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                 June 12, 2024

       Gerald Bernstein
       Chief Financial Officer
       Siyata Mobile Inc.
       7404 King George Blvd., Suite 200, King   s Cross
       Surrey, British Columbia V3W 1N6, Canada

                                                        Re: Siyata Mobile Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 6, 2024
                                                            File No. 333-280002

       Dear Gerald Bernstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Ross Carmel, Esq.